Asbury Automotive Group, Inc.

2905 Premiere Parkway NW, Suite 300

Duluth, Georgia 30097

March 23, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-4
File No. 333-210137

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Asbury Automotive Group, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced registration statement to March 25, 2016, at 4:00 p.m. or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

Please confirm that the registration statement has been declared effective by telephoning Joel May of Jones Day at (404) 581-8967.

Thank you for your attention to this matter.

Very truly yours,

/s/ George A. Villasana

George A. Villasana

Senior Vice President, General Counsel and

Secretary

cc: Joel T. May, Esq.